SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                          (AMENDMENT NO. _________){1}


                       First International Bancorp, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   32054Q 10
-------------------------------------------------------------------------------

                                (CUSIP Number)

                                 _____________


**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 32054Q 10                             13G           Page 2 of 7 Pages

  1    NAMES OF REPORTING PERSONS
       IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Darland Trust

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                               (b) /X/
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                              5     SOLE VOTING POWER
                                    112,522 shares (see Item 4)
          NUMBER OF
           SHARES             6     SHARED VOTING POWER
        BENEFICIALLY                0 shares
        OWNED BY EACH
          REPORTING           7     SOLE DISPOSITIVE POWER
           PERSON                   112,522 shares (see Item 4)
            WITH
                              8     SHARED DISPOSITIVE POWER
                                    0 shares

  9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,522 shares, held on its behalf by its trustee, Rothschild Trust Cayman Limited


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                             /X/

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
       1.4%

  12   TYPE OF REPORTING PERSON*
       OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           First International Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(a). Name of Person Filing:

           The Darland Trust (the "reporting person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           FBO: The Darland Trust
           P.O. Box 472
           St. Peter Port
           Guernsey GY16AX
           Channel Islands

Item 2(c). Citizenship:

           Cayman Islands

Item 2(d). Title of Class of Securities:

           common stock, par value $.10 per share ("Common Stock")

Item 2(e). CUSIP Number:

           32054Q 10

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable

Item 4.   Ownership*.

          (a) Amount Beneficially Owned: 112,522 shares

          (b) Percent of Class: 1.4%

          (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 112,522

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 112,522

          (iv) shared power to dispose or to direct the disposition of: 0

        * The shares of Common Stock beneficially owned by the reporting person are held on its behalf by its trustee, Rothschild Trust Cayman Limited, which has the power to direct the vote and the disposition of the shares of Common Stock held by it on behalf of the reporting person. No other person shares the power to vote or to direct the disposition of such shares.

          This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 804,787 shares of Common Stock, or 10.2% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase, who, together with her children, are the beneficiaries of the reporting person, (ii) 938,193 shares of Common Stock, or 11.9% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Arnold L. Chase, the brother of Cheryl A. Chase, (iii) 149,877 shares of Common Stock, or 1.9% of the shares of Common Stock outstanding, owned as of December 31, 1997, by David T. Chase, the father of Arnold L. Chase and Cheryl A. Chase, (iv) 1,425,000 shares of Common Stock, or 18.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Rhoda L. Chase, the mother of Arnold L. Chase and Cheryl A. Chase and the spouse of David T. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley
          N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Arnold L. Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley
          N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley
          N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl
          A. Chase and her children are the beneficiaries, (ix) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 1997, by Cheryl A. Chase Marital Trust, a trust of which Cheryl A Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (x) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, or (xi) 5,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 1997, by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family as described below. David
          T. Chase may be deemed to be a beneficial owner of the shares referred to in clause (ix) of the immediately preceding sentence and 86,365 of the shares referred to in clause (iv) of the immediately preceding sentence.

          American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold
          L. Chase are co-trustees (7.55% in the aggregate), Cheryl A. Chase Accumulation Trust I (4.79%), Cheryl A. Chase Accumulation Trust II (7.27%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (7.55% in the aggregate).

          This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Rothschild Trust Cayman Limited, as trustee of the reporting person, a trust of which Cheryl A. Chase and her children are the beneficiaries, has the right to direct the receipt of dividends from and the proceeds of the sale of the 112,522 shares of Common Stock owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        Not Applicable

                              SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated: February 9, 1998


                               The Darland Trust
                               By: Rothschild Trust Cayman Limited, Trustee


                               By:   /s/ D.N. Allison
                                  Name:  D.N. Allison
                                  Title: Director





                               By:   /s/ C.J. Dickinson
                                  Name:  C.J. Dickinson
                                  Title: Director